UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

JAKKS PACIFIC, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

47012E403

(CUSIP Number)

Alexander H. McMillan Chief Compliance Officer Benefit Street Partners L.L.C. 9 West 57th Street, Suite 4920 New York, NY 10019 (212) 588-6700	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E403

1.	Names of reporting persons: Benefit Street Partners L.L.C.
2.	Check the appropriate box if a member of a group (see instructions):

(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions): WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power:	0
	8.	Shared voting power:	636,201*

	9.	Sole dispositive power:	0
	10.	Shared dispositive power:	636,201*

11.	Aggregate amount beneficially owned by each reporting person:	636,201*

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions):
☐

13.	Percent of class represented by amount in Row (11):	6.6%*
14.	Type of reporting person (see instructions):	IA

*See Item 5 for additional information.

CUSIP No. 47012E403

1.	Names of reporting persons: Thomas J. Gahan
2.	Check the appropriate box if a member of a group (see instructions):

(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions): OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power:	0
	8.	Shared voting power:	636,201*

	9.	Sole dispositive power:	0
	10.	Shared dispositive power:	636,201*

11.	Aggregate amount beneficially owned by each reporting person:	636,201*

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions):
☐

13.	Percent of class represented by amount in Row (11):	6.6%*
14.	Type of reporting person (see instructions):	IN

*See Item 5 for additional information.

AMENDMENT NO. 4 TO SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

The aggregate percentage of Common Stock, $0.001 par value per share (“Common Stock”), of JAKKS Pacific Inc., a Delaware corporation (the “Issuer”) reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon 9,587,806 shares of Common Stock outstanding as of May 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 10, 2022.

Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP, either directly or through one or more affiliated entities, serves as the investment adviser to funds and accounts managed by it (the “BSP Funds”). Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member.

As of the filing date of this Schedule 13D Amendment No. 4 (the “Filing Date”), the BSP Funds collectively held 636,201 shares of Common Stock. As a result, as of the Filing Date, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership (with shared voting power and shared dispositive power) with respect to the 636,201 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 6.6% of the shares of Common Stock deemed issued and outstanding as of such date.

The following table sets forth the transactions by the Reporting Persons in shares of Common Stock effected during the past sixty (60) days, all of which were effected by BSP on behalf of the BSP Funds and consisted of sales of shares of Common Stock effected on the open market:

Date of Transaction	Number of Shares Sold	Price Per Share
7/28/2022	200,100	$22.9178(1)(9)
7/28/2022	1,900	$23.6437(2)(9)
7/29/2022	395,484	$22.8088(3)(9)
7/29/2022	17,516	$23.4508(4)(9)
8/1/2022	85,000	$22.5408(5)(9)
8/5/2022	34,687	$24.3290(6)(9)
8/5/2022	15,313	$26.4250(7)(9)
8/8/2022	90,323	$24.2228(8)(9)

(1) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $22.46 to $22.38, inclusive.

(2) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $23.50 to $23.83, inclusive.

(3) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $22.39 to $23.37, inclusive.

(4) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $23.385 to $23.57, inclusive.

(5) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $22.13 to $22.88, inclusive.

(6) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $24.09 to $24.745, inclusive.

(7) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $26.00 to $26.555, inclusive.

(8) Represents a weighted average sale price. These shares were sold in multiple transactions at prices ranging from $24.00 to $24.765, inclusive.

(9) The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) through (8) above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following information reporting on the termination of the Voting Agreements, dated as of August 9, 2019 (the “Voting Agreements”), and the elimination of certain special rights granted to holders of the Issuer’s Series A Preferred Stock (the “Preferred Stock”) in the nomination and election of directors of the Issuer:

On August 3, 2022, the Issuer and each of the holders of the Preferred Stock (including BSP on its own behalf and on behalf of the BSP Funds) (collectively, the “Preferred Stockholders”) entered into an agreement (the “Voting Agreement Termination Agreement”) pursuant to which, among other things: (i) the Preferred Stockholders and the Issuer terminated the Voting Agreements effective immediately and (ii) the special rights granted to the Preferred Stockholders with respect to the nomination and election of members of the Issuer’s board of directors (the “Board”) and the Nominating and Corporate Governance Committee thereof (the “Committee”) have been terminated effective immediately, and the Certificate of Designations governing the Preferred Stock (the “Certificate of Designations”), the Issuer’s By-Laws, and the Committee’s Charter shall be amended in such manner to eliminate such rights, including termination of (a) the right to nominate and elect, to remove, and to fill any vacancies with respect to, the Series A Preferred Directors, (b) the right to nominate any Class II Directors, (c) the right to designate any members of the Committee, and (d) the right to approve certain changes to the Certificate of Designations, the Issuer’s By-laws, and the Committee’s Charter as described in such documents that relate to each of the foregoing matters (but not any other provisions of such documents).

The foregoing description of the Voting Agreement Termination Agreement is qualified in its entirety by reference to the full text of such document, which is incorporated by reference as Exhibit 6 hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

6.	Voting Agreement Termination Agreement, dated as of August 3, 2022, by and between JAKKS Pacific, Inc., and the holders of shares of JAKKS Pacific, Inc. Series A Preferred Stock signatory thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of JAKKS Pacific, Inc. filed with the Securities and Exchange Commission on August 4, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2022

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Alexander McMillan
Name:	Alexander McMillan
Title:	Authorized Signatory

/s/ Thomas J. Gahan
Name:	Thomas J. Gahan